Exhibit 99.1

Contact for Media and Investors:

Cassia Curran

NetEase, Inc.

cassia@corp.netease.com

Tel: (+86) 571-8985-2076

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Fourth Quarter and Fiscal Year 2013 Unaudited Financial Results

(Beijing — February 12, 2014) — NetEase, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2013.

“Our focus on quality and innovation across our Internet games and services has been the cornerstone of our success, propelling our dynamic growth in 2013,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Throughout the year we expanded and diversified our offerings with comprehensive upgrades of our popular online games, Fantasy Westward Journey, Westward Journey Online II and Ghost, the launch of several new online games in diversified genres, and our entrance into the mobile gaming and social networking markets. Our total revenue increased by 16.6% in 2013, led by a 14.0% increase in online games revenue and 28.8% growth in advertising services revenue. We finished the year with a solid fourth quarter, growing our total revenues by 11.1% year-over-year and 2.8% quarter-over-quarter.”

“Through our advanced technology, unified R&D process and the continuous optimization of our products and services, we are actively growing our loyal community of users. During the quarter, Fantasy Westward Journey II celebrated its 10-year anniversary, marking the game’s longstanding popularity. Since the exciting comprehensive upgrade of this game and the launch of the mobile version in July, both the mobile and PC versions have demonstrated outstanding performances that are indicative of the resilience of our self-developed games. Other standout performances for the year were led by Kung Fu Master, New Westward Journey Online II, Heroes of Tang Dynasty II and Ghost II. In the fourth quarter, we also launched new expansion packs for Kung Fu Master, Heroes of Tang Dynasty II, Tianxia III and Legend of Fairy. Our small-scale commercial introduction of Legend of Tibet and Burst Sky in the fourth quarter was in-line with our expectations, and we plan to cultivate additional users for these two games. Burst Sky is a western fantasy style, side scrolling shooter game, and we are looking for opportunities to launch this game in overseas markets.”

“Our online games business continues to grow at a steady pace. In January, we released expansion packs for Fantasy Westward Journey II, New Fly for Fun and New Westward Journey Online III. We also launched open beta testing in mainland China of Blizzard Entertainment’s Hearthstone™: Heroes of Warcraft™ in January, and

this free-to-play digital strategy card game has been highly popular with players. We currently expect to release new expansion packs for Tianxia III and Kung Fu Master in the first half of the year. We also have plans to release our first person shooter game, Crisis 2015, later this year and launch initial small-group testing of Revelation, our 3-D epic fantasy MMORPG that is currently under development. We are augmenting the success of our online games with our mobile initiatives, offering players a new medium through which to enjoy NetEase’s games. We have already released three mobile games, and in 2014 we plan to launch a number of new mobile games, including mobile versions of our existing online games, to further enrich our portfolio.”

“With regard to advertising services, our strong pipeline of mobile applications rounds out our mobile Internet offerings and we plan to introduce several new mobile Internet applications later this year. As of December 31, 2013, we had more than 200 million installations of our leading Mobile News application, which is proving to be highly appealing to our advertisers. For the fourth quarter, our advertising services revenue increased by 19.9% quarter-over-quarter and 38.0% year-over-year, primarily driven by the automobile, Internet services, financial services and real estate sectors. We are also making substantial inroads with YiChat, which continues to gain traction in China’s social networking market. We are building on this platform as we introduce new features including games and mobile payment solutions. To make our e-mail services and popular mobile applications even more attractive to users, we made a number of other improvements during the fourth quarter to enhance user experience, including integration of our e-mail services with YiChat. These efforts to increase the quality and functionality of our products and services are attracting more users and, as of December 31, 2013, we had approximately 620 million registered e-mail users.”

“In 2014, we will continue to diversify and optimize our games and services to address our audiences’ demands for both PC and mobile services. As part of our multi-platform strategy, we plan to not only introduce new online and mobile games and features in mainland China, but also to further develop our social networking platform, perpetuate our portfolio of existing mobile applications and further explore opportunities in online games markets overseas. These combined efforts are designed to serve our dedicated community with high-quality content and features that drive growth across our traditional and mobile Internet businesses and enhance returns for our shareholders as we work to increase the value of our Company. In addition, we are happy to announce that our board of directors has approved an annual cash dividend of US$1.41 per ADS, along with a US$100 million share repurchase program.” Mr. Ding concluded.

Fourth Quarter 2013 Financial Results

Revenues

Total revenues for the fourth quarter of 2013 were RMB2,585.1 million (US$427.0 million), compared to RMB2,514.3 million and RMB2,326.7 million for the preceding quarter and the fourth quarter of 2012, respectively.

Revenues from online games were RMB2,109.5 million (US$348.5 million) for the fourth quarter of 2013, compared to RMB2,105.5 million and RMB1,977.4 million for the preceding quarter and the fourth quarter of 2012, respectively.

Revenues from advertising services were RMB358.2 million (US$59.2 million) for the fourth quarter of 2013, compared to RMB298.8 million and RMB259.5 million for the preceding quarter and the fourth quarter of 2012, respectively.

Revenues from e-mail, wireless value-added services and others (“E-mail, WVAS and others”) were RMB117.5 million (US$19.4 million) for the fourth quarter of 2013, compared to RMB110.1 million and RMB89.8 million for the preceding quarter and the fourth quarter of 2012, respectively.

Sales Taxes

Total sales taxes for the fourth quarter of 2013 were RMB162.7 million (US$26.9 million), compared to RMB157.7 million and RMB55.8 million for the preceding quarter and the fourth quarter of 2012, respectively. The year-over-year increase in sales taxes was mainly due to a change in the tax rules in China, which resulted in the Company’s online game revenues gradually becoming subject to value-added tax instead of business tax during 2013. This change in tax rules did not have a significant impact on gross profit from the Company’s online game services business segment as the increase in value-added tax was substantially offset by a reduction in business taxes on intra-group revenues, which were previously recorded in cost of revenues. As a result, the year-over-year improvement in gross profit margin was primarily attributable to lower net revenue due to the increased value-added tax in sales taxes.

Gross Profit

Gross profit for the fourth quarter of 2013 was RMB1,727.2 million (US$285.3 million), compared to RMB1,746.8 million and RMB1,608.3 million for the preceding quarter and the fourth quarter of 2012, respectively.

The year-over-year increase in gross profit was primarily attributable to increased gross profit from both the online games and advertising services businesses.

The year-over-year increase in online game revenues was primarily driven by increased revenues from the Company’s self-developed games, primarily Fantasy Westward Journey II, New Westward Journey Online II, New Westward Journey Online III, Ghost II and Heroes of Tang Dynasty II, which was partially offset by a decline in revenue from World of Warcraft®, a game licensed from Blizzard Entertainment.

The year-over-year increase in advertising services revenues was primarily due to a rise in demand, mainly from the automobile, Internet services and real estate sectors.

The quarter-over-quarter decrease in gross profit was primarily attributable to decreased gross profit from online games, which was partially offset by a quarter-over-quarter increase in gross profit from advertising services, which was mainly due to a rise in demand from the automobile, financial services and real estate sectors.

The quarter-over-quarter decrease in gross profit from online games was primarily driven by a decline in revenues from the Company’s self-developed games due to seasonality, which was partially offset by an increase in revenues from games licensed from Blizzard Entertainment.

Gross Profit (Loss) Margin

Gross profit margin for the online games business for the fourth quarter of 2013 was 77.7%, compared to 79.7% and 75.3% for the preceding quarter and the fourth quarter of 2012, respectively. The year-over-year increase in gross profit margin was mainly due to the changes in tax rules as mentioned above. The quarter-over-quarter decrease in gross profit margin was mainly due to increased revenue contribution from licensed games, which carry lower gross profit margins.

Gross profit margin for the advertising services business for the fourth quarter of 2013 was 57.8%, compared to 59.4% and 54.3% for the preceding quarter and the fourth quarter of 2012, respectively.

Gross loss margin for the E-mail, WVAS and others business for the fourth quarter of 2013 was 4.0%, compared to gross profit margin of 4.1% and 13.0% for the preceding quarter and the fourth quarter of 2012, respectively. The quarter-over-quarter decrease in gross profit margin was mainly due to a one-time revenue contribution from sales of higher margin game accessories in the preceding quarter.

Operating Expenses

Total operating expenses for the fourth quarter of 2013 were RMB648.3 million (US$107.1 million), compared to RMB635.2 million and RMB580.4 million for the preceding quarter and the fourth quarter of 2012, respectively. The year-over-year increase in operating expenses was mainly due to increased staff-related costs resulting from an increase in the number of employees and average compensation, as well as higher research and development investments. The quarter-over-quarter increase in operating expenses was mainly due to increased selling and marketing expenses for NetEase’s advertising services business, which was partially offset by decreased general and administrative expenses caused by the reversal of bad debt provisions and decreased research and development expenses incurred in the fourth quarter following the commercial launch of certain new products.

Income Taxes

The Company recorded a net income tax charge of RMB49.4 million (US$8.2 million) for the fourth quarter of 2013, compared to RMB206.5 million and RMB184.2 million for the preceding quarter and the fourth quarter of 2012, respectively. The effective tax rate for the fourth quarter of 2013 was 3.8%, compared to 16.5% and 15.4% for the preceding quarter and the fourth quarter of 2012, respectively. The change in the effective tax rate was mainly due to the fact that certain subsidiaries of the Company were approved as Key Software Enterprises in the fourth quarter of 2013 and are subject to a preferential tax rate of 10% for fiscal years 2013 and 2014, which had the effect of reducing the effective tax rate in the fourth quarter of 2013.

Net Income after tax

Net profit for the fourth quarter of 2013 totaled RMB1.2 billion (US$204.3 million), compared to RMB1.0 billion for the preceding quarter and for the fourth quarter of 2012.

During the fourth quarter of 2013, the Company reported a net foreign exchange loss of RMB17.6 million (US$2.9 million), compared to a net foreign exchange gain of RMB5.9 million and a net foreign exchange loss of RMB5.8 million for the preceding quarter and the fourth quarter of 2012, respectively. The quarter-over-quarter and year-over-year changes in foreign exchange gains/(losses) were mainly due to the unrealized exchange gains/(losses) arising from the Company’s foreign currency denominated bank deposit and short-term loan balances as of December 31, 2013 as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$1.57 each for the fourth quarter of 2013. The Company reported basic and diluted earnings per ADS of US$1.33 each for the preceding quarter, and reported basic and diluted earnings per ADS of US$1.27 each for the fourth quarter of 2012.

Fiscal Year 2013 Financial Results

Revenues

Total revenues for fiscal year 2013 were RMB9.8 billion (US$1.6 billion), compared to RMB8.4 billion for the preceding fiscal year. Revenues from online games were RMB8.3 billion (US$1.4 billion) for fiscal year 2013, compared to RMB7.3 billion for the preceding fiscal year.  Revenues from advertising services were RMB1.1 billion (US$180.8 million) for fiscal year 2013, compared to RMB850.2 million for the preceding fiscal year.  Revenues from E-mail, WVAS and others were RMB368.0 million (US$60.8 million) for fiscal year 2013, compared to RMB242.7 million for the preceding fiscal year.

Gross Profit

Gross profit for fiscal year 2013 was RMB6.7 billion (US$1.1 billion), compared to RMB5.6 billion for the preceding fiscal year.  The increase in gross profit for fiscal year 2013 was primarily driven by increased revenues from online game services and advertising services.

The increase in online game services revenue in 2013 was primarily attributable to increased revenues from the Company’s self-developed games such as Fantasy Westward Journey II, Kung Fu Master, New Westward Journey Online II, Heroes of Tang Dynasty II and Ghost II, which was partially offset by decreased revenues from games licensed from Blizzard Entertainment.

The increase in advertising services revenue in 2013 was due to a rise in demand, mainly from the Internet services, automobile and foods and beverages sectors.

Operating Expenses

Total operating expenses for fiscal year 2013 were RMB2.4 billion (US$390.7 million), compared to RMB1.9 billion for the preceding fiscal year. The increase in operating expenses in 2013 was primarily due to increased research and development expenses resulting from increased headcount and increased sales and marketing expenses as a result of marketing and promotional activities for NetEase’s advertising services and online games businesses.

Net Profit

Net profit for fiscal year 2013 totaled RMB4.4 billion (US$734.1 million), compared to RMB3.6 billion for the preceding fiscal year. For fiscal year 2013, the Company reported a net foreign exchange loss of RMB15.3 million (US$2.5 million), compared to a net foreign exchange loss of RMB0.6 million for the preceding fiscal year. The net foreign exchange loss for 2013 was mainly due to exchange losses arising from the Company’s U.S. dollar-denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods. NetEase reported basic and diluted earnings per ADS of US$5.65 and US$5.64 for fiscal year 2013, respectively.  The Company reported basic and diluted earnings per ADS of US$4.58 and US$4.57 for the preceding fiscal year, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB530.6 million (US$87.7 million) and RMB691.6 million for fiscal years 2013 and 2012, respectively. The effective tax rate was 10.7% for fiscal year 2013, compared to 16.2% for fiscal year 2012.  The change in the effective tax rate was mainly due to the fact that certain subsidiaries were approved as Key Software Enterprises for fiscal years 2013 and 2014 and enjoyed a preferential tax rate of 10% as mentioned above. Furthermore, the Company obtained such preferential tax treatment with respect to fiscal years 2011 and 2012 in the first quarter of 2013 and recorded the related tax benefit in 2013.

Annual Cash Dividend

The Company also today announced that its board of directors has declared an annual cash dividend with respect to fiscal year 2013 in the amount of US$0.0564 per ordinary share, which is equivalent to US$1.41 per ADS (each ADS represents 25 ordinary shares), on its outstanding shares, which will be payable to shareholders of record as of February 26, 2014 and is expected to be paid on March 7, 2014. The total cash payment associated with this dividend will be approximately US$183.3 million.

Other Information

As of December 31, 2013, the Company’s total cash and time deposits balance was RMB18.6 billion (US$3.1 billion), compared to RMB15.2 billion as of December 31, 2012. Cash flow generated from operating activities was RMB5.2 billion (US$864.9 million) for fiscal year 2013, compared to RMB4.2 billion for the preceding fiscal year.

Share Repurchase Program

In November 2012, the Company announced that its board of directors approved a share repurchase program of up to US$100.0 million. This program expired on November 20, 2013, at which time the Company had repurchased 2.02 million ADSs for approximately US$83.0 million under this program.

The Company today announced that its board of directors approved a new share repurchase program of up to US$100 million of the Company’s outstanding ADSs for a period not to exceed 12 months. Under the terms of the approved program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. The timing and dollar amount of repurchase transactions will be subject to Securities and Exchange Commission (“SEC”) Rule 10b-18 requirements. It is also expected that such repurchases will be effected pursuant to a plan in conformity with SEC Rule 10b5-1. NetEase plans to fund repurchases made under this program from available working capital.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.0537 on December 31, 2013 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2013, or at any other certain date. The percentages stated are calculated based on RMB.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary.  The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2013 is still in progress.  In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2013.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Wednesday, February 12, 2014 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, February 13, 2014). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-877-941-1427 (international: 1-480-629-9664), 10-15 minutes prior to the initiation of the call.  A replay of the call will be available by dialing 1-800-406-7325 (international 1-303-590-3030), and entering passcode 4664466#. The replay will be available through February 26, 2014.

This call will be webcast live and the replay will be available for 12 months.  Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China.  Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular online games, e-mail services, advertising services, mobile applications and games, and web portals.  In partnership with Blizzard Entertainment, NetEase also operates one of the most popular international online games in China, World of Warcraft®. For more information, please visit: http://ir.netease.com/.

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Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games such as Kung Fu Master, Heroes of Three Kingdoms, Dragon Sword, Legend of Tibet and Crisis 2015 or expansion packs and other improvements to its existing games, including its current and planned expansion packs for Fantasy Westward Journey II, New Westward Journey Online II and other games, do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile Internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft®, StarCraft® II, Hearthstone™: Heroes of Warcraft™ or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and micro-blogging services and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	December 31,	December 31,
	2012	2013	2013
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	1,590,769	1,458,298	240,894
Time deposits	13,098,661	16,625,468	2,746,332
Restricted cash	570,506	2,136,749	352,966
Accounts receivable, net	269,485	402,511	66,490
Prepayments and other current assets	1,121,784	1,144,272	189,019
Short-term investments	1,073,539	901,183	148,865
Deferred tax assets	143,929	129,282	21,356
Total current assets	17,868,673	22,797,763	3,765,922

Non-current assets:
Property, equipment and software, net	815,026	872,113	144,063
Land use right, net	11,529	11,271	1,862
Deferred tax assets	2,215	23,085	3,813
Time deposits	490,000	500,000	82,594
Other long-term assets	90,513	342,098	56,511
Total non-current assets	1,409,283	1,748,567	288,843
Total assets	19,277,956	24,546,330	4,054,765

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	157,764	219,259	36,219
Salary and welfare payables	289,848	377,117	62,295
Dividend payable	814,934	—	—
Taxes payable	389,465	74,463	12,300
Short-term loan	—	975,504	161,142
Deferred revenue	1,160,018	1,481,036	244,650
Accrued liabilities and other payables	764,473	957,299	158,135
Deferred tax liabilities	—	148,506	24,532
Total current liabilities	3,576,502	4,233,184	699,273

Long-term payable:
Other long-term payable	99,968	144,883	23,933
Total liabilities	3,676,470	4,378,067	723,206

Total NetEase, Inc.’s equity	15,680,605	20,245,168	3,344,263
Noncontrolling interests	(79,119)	(76,905)	(12,704)
Total shareholders’ equity	15,601,486	20,168,263	3,331,559

Total liabilities and shareholders’ equity	19,277,956	24,546,330	4,054,765

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2013	2013	2013	2012	2013	2013
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,977,417	2,105,451	2,109,456	348,457	7,287,063	8,308,618	1,372,486
Advertising services	259,500	298,783	358,153	59,163	850,157	1,094,623	180,819
E-mail, WVAS and others	89,799	110,080	117,473	19,405	242,741	368,014	60,792
Total revenues	2,326,716	2,514,314	2,585,082	427,025	8,379,961	9,771,255	1,614,097
Sales taxes	(55,842)	(157,675)	(162,660)	(26,870)	(179,005)	(575,080)	(94,996)
Total net revenues	2,270,874	2,356,639	2,422,422	400,155	8,200,956	9,196,175	1,519,101

Total cost of revenues	(662,600)	(609,884)	(695,214)	(114,841)	(2,578,067)	(2,478,516)	(409,422)

Gross profit	1,608,274	1,746,755	1,727,208	285,314	5,622,889	6,717,659	1,109,679

Selling and marketing expenses	(321,584)	(283,026)	(328,152)	(54,207)	(906,707)	(1,093,612)	(180,652)
General and administrative expenses	(69,452)	(94,795)	(82,168)	(13,573)	(286,223)	(349,832)	(57,788)
Research and development expenses	(189,345)	(257,345)	(237,960)	(39,308)	(718,315)	(921,618)	(152,240)
Total operating expenses	(580,381)	(635,166)	(648,280)	(107,088)	(1,911,245)	(2,365,062)	(390,680)

Operating profit	1,027,893	1,111,589	1,078,928	178,226	3,711,644	4,352,597	718,999
Other income:
Investment income	7,523	9,041	4,890	808	43,770	37,255	6,154
Interest income	115,530	123,567	139,082	22,975	423,634	506,181	83,615
Exchange (losses)/gains	(5,782)	5,900	(17,568)	(2,902)	(554)	(15,348)	(2,535)
Other, net	52,139	1,025	90,341	14,923	99,718	95,136	15,715

Net income before tax	1,197,303	1,251,122	1,295,673	214,030	4,278,212	4,975,821	821,948
Income tax	(184,238)	(206,503)	(49,421)	(8,164)	(691,642)	(530,603)	(87,650)

Net income after tax	1,013,065	1,044,619	1,246,252	205,866	3,586,570	4,445,218	734,298
Net (gain)/loss attributable to noncontrolling interests	(4,530)	3,675	(9,227)	(1,524)	50,882	(1,308)	(216)
Net income attributable to the Company’s shareholders	1,008,535	1,048,294	1,237,025	204,342	3,637,452	4,443,910	734,082

Comprehensive income	1,013,065	1,044,619	1,246,252	205,866	3,586,570	4,445,218	734,298
Comprehensive (gain)/loss attributable to noncontrolling interests	(4,530)	3,675	(9,227)	(1,524)	50,882	(1,308)	(216)
Comprehensive income attributable to the Company’s shareholders	1,008,535	1,048,294	1,237,025	204,342	3,637,452	4,443,910	734,082

Earnings per share, basic	0.31	0.32	0.38	0.06	1.11	1.37	0.23
Earnings per ADS, basic	7.69	8.06	9.51	1.57	27.70	34.21	5.65
Earnings per share, diluted	0.31	0.32	0.38	0.06	1.11	1.36	0.23
Earnings per ADS, diluted	7.68	8.04	9.48	1.57	27.65	34.12	5.64

Weighted average number of ordinary shares outstanding, basic	3,278,877	3,250,078	3,250,284	3,250,284	3,282,663	3,247,874	3,247,874
Weighted average number of ADS outstanding, basic	131,155	130,003	130,011	130,011	131,307	129,915	129,915
Weighted average number of ordinary shares outstanding, diluted	3,283,903	3,260,350	3,262,605	3,262,605	3,288,330	3,256,297	3,256,297
Weighted average number of ADS outstanding, diluted	131,356	130,414	130,504	130,504	131,533	130,252	130,252

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended				Year Ended
	December 31,	September 30	December 31	December 31	December 31	December 31	December 31
	2012	2013	2013	2013	2012	2013	2013
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	1,013,065	1,044,619	1,246,252	205,866	3,586,570	4,445,218	734,298
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	37,647	39,890	40,378	6,670	233,509	158,363	26,160
Share-based compensation cost	28,869	83,219	84,994	14,040	203,018	306,308	50,598
(Reversal of) allowance for provision for doubtful debts	(1,063)	2,616	(5,380)	(889)	3,088	(2,007)	(332)
Gain on disposal of property, equipment and software	(11)	(268)	(22)	(4)	(42)	(509)	(84)
Unrealized exchange loss (gain)	4,491	(8,308)	17,770	2,935	(5,665)	12,266	2,026
Deferred income taxes	(6,668)	(50,011)	60,220	9,948	(31,568)	282,284	46,630
Net equity share of (gain) loss from associated companies	(87)	1,938	3,474	574	(842)	5,321	879
Amortization of (discount) premium of short-term investments	(5,407)	641	17,419	2,878	21,758	12,355	2,041
Changes in operating assets and liabilities:
Accounts receivable	19,806	(74,931)	2,580	426	(70,318)	(131,030)	(21,644)
Prepayments and other current assets	12,034	50,116	(32,949)	(5,443)	(68,833)	(21,933)	(3,623)
Accounts payable	42,197	1,626	55,567	9,179	43,168	70,959	11,722
Salary and welfare payables	111,449	(46,280)	154,401	25,505	45,434	87,269	14,416
Taxes payable	16,904	(129,572)	(262,248)	(43,320)	(34,449)	(455,002)	(75,161)
Deferred revenue	3,465	98,890	161,152	26,620	145,946	321,018	53,028
Accrued liabilities and other payables	59,729	1,208	79,185	13,080	153,516	145,010	23,954
Net cash provided by operating activities	1,336,420	1,015,393	1,622,793	268,065	4,224,290	5,235,890	864,908

Cash flows from investing activities:
Purchase of property, equipment and software	(41,029)	(40,437)	(109,038)	(18,012)	(178,654)	(218,936)	(36,166)
Proceeds from sale of property, equipment and software	43	276	3,544	586	777	4,516	746
Purchase of other intangible assets	(32)	(250)	—	—	(32)	(900)	(149)
Net change in short-term investments with terms of three months or less	430,000	330,000	(180,000)	(29,734)	(120,000)	(480,000)	(79,289)
Purchase of short-term investments	(876,569)	—	(300,000)	(49,556)	(1,101,691)	(400,000)	(66,075)
Proceeds from maturities of short-term investments	—	150,000	520,000	85,898	1,120,000	1,040,000	171,796
Investment in an associated company	—	(200,000)	—	—	(7,915)	(200,000)	(33,038)
Transfer from (to) restricted cash	(101,322)	27,218	(152,871)	(25,252)	(251,822)	(1,566,244)	(258,725)
Placement/rollover of matured time deposits	(5,302,981)	(7,803,312)	(4,426,928)	(731,276)	(19,204,499)	(21,807,617)	(3,602,362)
Proceeds from maturities of time deposits	5,382,479	6,096,194	3,583,767	591,996	15,326,801	18,231,797	3,011,678
Net change in other assets	(6,186)	(36,674)	(16,326)	(2,696)	(37,003)	(55,895)	(9,233)
Net cash used in investing activities	(515,597)	(1,476,985)	(1,077,852)	(178,046)	(4,454,038)	(5,453,279)	(900,817)

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended				Year Ended
	December 31,	September 30	December 31	December 31	December 31	December 31	December 31
	2012	2013	2013	2013	2012	2013	2013
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loan	—	—	—	—	—	1,005,680	166,127
Proceeds from employees exercising stock options	—	513	—	—	24,712	2,474	409
Capital contribution from non-controlling interests	—	916	—	—	—	916	151
Repurchase of shares	(414,942)	—	—	—	(414,942)	(106,809)	(17,644)
Dividends paid to shareholders	—	—	—	—	—	(815,413)	(134,697)
Net cash provided by financing activities	(414,942)	1,429	—	—	(390,230)	86,848	14,346

Effect of exchange rate changes on cash held in foreign currencies	342	13,985	(3,945)	(652)	(3,871)	(1,930)	(319)
Net increase (decrease) in cash and cash equivalents	406,223	(446,178)	540,996	89,367	(623,849)	(132,471)	(21,882)
Cash and cash equivalents, beginning of the period	1,184,546	1,363,480	917,302	151,527	2,214,618	1,590,769	262,776
Cash and cash equivalents, end of the period	1,590,769	917,302	1,458,298	240,894	1,590,769	1,458,298	240,894

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	195,146	75,168	238,424	39,385	683,609	687,454	113,559
Supplemental schedule of non-cash investing
and financing activities:
Share repurchase financed by accounts payable	7,547	—	—	—	7,547	—	—
Dividend payable	814,934	—	—	—	814,934	—	—
Fixed asset purchases financed by accounts payable and accrued liabilities	7,228	15,299	10,071	1,664	7,228	10,071	1,664

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended				Year Ended
	December 31,	September 30	December 31	December 31	December 31	December 31	December 31
	2012	2013	2013	2013	2012	2013	2013
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,977,417	2,105,451	2,109,456	348,457	7,287,063	8,308,618	1,372,486
Advertising services	259,500	298,783	358,153	59,163	850,157	1,094,623	180,819
E-mail, WVAS and others	89,799	110,080	117,473	19,405	242,741	368,014	60,792
Total revenues	2,326,716	2,514,314	2,585,082	427,025	8,379,961	9,771,255	1,614,097

Sales taxes:
Online game services	(25,170)	(119,994)	(120,543)	(19,912)	(86,478)	(444,154)	(73,369)
Advertising services	(24,240)	(29,421)	(34,594)	(5,715)	(82,680)	(107,156)	(17,700)
E-mail, WVAS and others	(6,432)	(8,260)	(7,523)	(1,243)	(9,847)	(23,770)	(3,927)
Total sales taxes	(55,842)	(157,675)	(162,660)	(26,870)	(179,005)	(575,080)	(94,996)

Net revenues:
Online game services	1,952,247	1,985,457	1,988,913	328,545	7,200,585	7,864,464	1,299,117
Advertising services	235,260	269,362	323,559	53,448	767,477	987,467	163,119
E-mail, WVAS and others	83,367	101,820	109,950	18,162	232,894	344,244	56,865
Total net revenues	2,270,874	2,356,639	2,422,422	400,155	8,200,956	9,196,175	1,519,101

Cost of revenues:
Online game services	(482,513)	(402,732)	(444,180)	(73,373)	(1,872,734)	(1,649,803)	(272,528)
Advertising services	(107,555)	(109,466)	(136,698)	(22,581)	(474,165)	(461,286)	(76,199)
E-mail, WVAS and others	(72,532)	(97,686)	(114,336)	(18,887)	(231,168)	(367,427)	(60,695)
Total cost of revenues	(662,600)	(609,884)	(695,214)	(114,841)	(2,578,067)	(2,478,516)	(409,422)

Gross profit (loss):
Online game services	1,469,734	1,582,725	1,544,733	255,172	5,327,851	6,214,661	1,026,589
Advertising services	127,705	159,896	186,861	30,867	293,312	526,181	86,920
E-mail, WVAS and others	10,835	4,134	(4,386)	(725)	1,726	(23,183)	(3,830)
Total gross profit	1,608,274	1,746,755	1,727,208	285,314	5,622,889	6,717,659	1,109,679

Gross profit (loss) margin:
Online game services	75.3%	79.7%	77.7%	77.7%	74.0%	79.0%	79.0%
Advertising services	54.3%	59.4%	57.8%	57.8%	38.2%	53.3%	53.3%
E-mail, WVAS and others	13.0%	4.1%	(4.0)%	(4.0)%	0.7%	(6.7)%	(6.7)%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.0537 on the last trading day of December 2013 (December 31, 2013) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended				Year Ended
	December 31,	September 30	December 31	December 31	December 31	December 31	December 31
	2012	2013	2013	2013	2012	2013	2013
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	12,957	46,098	48,654	8,037	100,540	165,708	27,373
Operating expenses
- Selling and marketing expenses	2,397	4,759	4,820	796	13,368	17,967	2,968
- General and administrative expenses	4,260	13,144	13,380	2,210	33,374	48,350	7,987
- Research and development expenses	9,255	19,218	18,140	2,997	55,736	74,283	12,271